

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2018

<u>Via E-mail</u>

Dorota Korobiejnikow
Head of International Capital Markets
c/o Consul General of the Republic of Poland
233 Madison Avenue
New York, NY 10016

Re: The State Treasury of the Republic of Poland
       Amendment No. 1 to Registration Statement under Schedule B
       Filed May 29, 2018
       File No. 333-223719

Dear Ms. Korobiejnikow:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your documents and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Triggering of Article 7 of the TEU by the EU Commission, page 9

1. We note your reply to comment 3. We reissue the second sentence of that comment.

Taxation, page 59

2. We note your reply to comment 8. Please confirm that such disclosure will be in your prospectus supplements.

Closing Comment

We remind you that you are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact me at (202) 551-3258 with any questions.

Sincerely,

/s/ Corey Jennings

Corey Jennings
Special Counsel

cc: Doron Loewinger, Esq.
White & Case LLP